Exemption number 82-3696

m·real

M-real Corporation Stock Exchange Bulletin 19.10.2005 at 3 p.m.

MOODY'S CHANGES OUTLOOK ON M-REAL'S Ba2 RATING TO NEGATIVE FROM STABLE

Moody's Investors Services has today changed the outlook on M-real Corporation's Ba2 rating to negative from stable. According to Moody's the outlook change to negative is caused by the continuing weak operating environment for the European paper industry.

The revision to negative outlook does not impact the costs of M-real Corporation's existing debt or credit facilities.

M-REAL CORPORATION

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Corporate Communications

For additional information please contact Mr Aapo Nikunen, Managing Director, Metsä Group Financial Services tel. +358 10 469 4255.

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